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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   19)*
                                           ----


                          COOPER DEVELOPMENT COMPANY
         -------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  216655-10-0
                   -----------------------------------------
                                 (CUSIP Number)


               Theodore H. Kruttschnitt, 1350 Bayshore Highway,
                Suite 850, Burlingame, CA 94010 (415) 348-7400
- --------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 May 22, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

- -----------------------                                  ---------------------
  CUSIP NO. 216655-10-0            SCHEDULE 13D              PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Theodore H. Kruttschnitt

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,089,149

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,089,149

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,089,149

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


                    KRUTTSCHNITT/COOPER DEVELOPMENT COMPANY

                             INFORMATION STATEMENT
                                ON SCHEDULE 13D


Item 1.  Security and Issuer:
- -------  --------------------

              Warrants to purchase Common Stock of
              Cooper Development Company
              16160 Caputo Drive
              Morgan Hill, CA 95037


Item 2.  Identity and Background:
- -------  ------------------------

         (a)  Theodore H. Kruttschnitt

         (b)  1350  Bayshore Highway, Suite 850, Burlingame, California 94010

         (c) Investor. Mr. Kruttschnitt is a Director of Cooper Development Company.

         (d)  None

         (e)  None

         (f)  U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration:
- -------  --------------------------------------------------

         The warrants to purchase common stock were issued in consideration of the provision of a $1,000,000 line of credit and the first draw of $500,000 under such line of credit.


Item 4.  Purpose of Transaction:
- -------  -----------------------

              Mr. Kruttschnitt is currently reporting the acquisition of warrants to purchase 428,714 shares of the Issuer's common stock which warrants were issued in connection with the provision by Mr. Kruttschnitt of a $1,000,000 line of credit. The warrants to purchase 428,714 shares of the Issuer's common stock acquired by Mr. Kruttschnitt and reported hereby were acquired for investment purposes. Mr. Kruttschnitt is a also reporting that he could acquire warrants to purchase up to an additional 143,000 shares of the Issuer's common stock as the Issuer draws down the remaining $500,000 under the line of credit.

Item 5.  Interest in Securities of the Issuer:
- -------  -------------------------------------

         (a) As of May 22, 1996, Mr. Kruttschnitt owned beneficially or of record 1,089,149 shares (30%) of the Issuer's common stock. Mr. Kruttschnitt has the right to acquire an additional 728,370 shares of the Issuer's Common Stock upon the conversion of an aggregate of $1,474,049 principal amount of the Issuer's promissory notes held by him and the right to acquire 1,000,000 shares of Common Stock upon the exercise of warrants issued pursuant to that certain Note and Warrant Purchase Agreement dated November 10, 1995 between the Issuer and Mr. Kruttschnitt and another party (all warrants issued pursuant to the foregoing agreement are referred to herein as the "Prior Warrants"). If Mr. Kruttschnitt and holders of the aggregate principal amount of similar notes which are outstanding were to convert such notes, Mr. Kruttschnitt would then own an aggregate of 1,817,519 shares (35.73%) of the Issuer's Common Stock. If, following such conversion of the notes, Mr. Kruttschnitt and the other holder of the Prior Warrants which are currently outstanding were to exercise such Prior Warrants, Mr. Kruttschnitt would then own an aggregate of 2,817,519 shares (39.76%) of the Issuer's Common Stock.

              If, following such conversion of the notes and such exercise of the Prior Warrants, Mr. Kruttschnitt and the other holder of warrants issued pursuant to the Note and Warrant Purchase Agreement dated May 22, 1996 (all warrants issued to date pursuant to the foregoing agreement are referred to herein as the "New Warrants") which are currently outstanding were to exercise such New Warrants, Mr. Kruttschnitt would then own an aggregate of 3,246,233 shares (40.86%) of the Issuer's Common Stock.


          (b)  N/A

          (c)  N/A

          (d)  None

          (e)  N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
- -------  ---------------------------------------------------------------------
         to Securities of the Issuer:
         ----------------------------

N/A

Item 7.  Material to be filed as Exhibits:
- -------  ---------------------------------

N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 24, 1996                         /s/ Theodore H. Kruttschnitt
                                     ______________________________
                                         Theodore H. Kruttschnitt